UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben Gurion Street

Ramat Gan 5257346, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on February 27, 2026, the Company received a letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company of the Staff’s belief that the Company is a “public shell” under Nasdaq Listing Rule 5101 and that continued listing of the Company’s American Depositary Shares is no longer warranted.

The Company has requested a hearing (the “Hearing”) to appeal the delisting process before a Nasdaq Hearings Panel (the “Panel”). The Hearing was held on April 16, 2026, at which the Company’s management and outside counsel presented its compliance plan. On May 4, 2026, the Company received a letter (the “Decision Letter”) from Nasdaq, informing the Company that the Panel has determined to grant the request of the Company to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”) subject to the conditions described in the Letter.

As further disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 29, 2026, the Company entered into a share purchase agreement pursuant to which the Company agreed to acquire all of the issued and outstanding share capital of Psyga Bio Ltd. (“Psyga”) on a fully diluted basis, subject to the terms and conditions set forth therein (the “Psyga Transaction”) and has secured a commitment of an investment of an amount of up to US$1,500,000 through a private placement to be consummated upon the closing of the Psyga Transaction. The company anticipates closing the Psyga Transaction after shareholders' approval no later than June 29, 2026.

According to the Decision Letter, the Panel determined to grant the Company an exception for continued listing on the Exchange subject to that the company will, on or prior to June 30, 2026, complete the Psyga Transaction and demonstrate compliance with all continued listing requirements of Nasdaq. The Company’s successful completion of the share purchase agreement and securing the necessary funding for the transaction played a significant factor in the Panel willingness to grant the exception.

The Decision Letter further provides that, during the exception period, the Company is required to promptly notify Nasdaq of any significant events that may affect the Company’s compliance with Nasdaq requirements or its ability to satisfy the terms of the exception granted. The Panel also reserved the right to reconsider the terms of the exception based on any event or circumstance that would, in the Panel’s opinion, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted. In addition, any compliance document will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception.

In addition, the Decision Letter mentions that the Company was also in violation of Listing Rule 5550(a)(2) (as previously disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to SEC on December 29, 2025) and that the Company’s securities have continued to maintain a closing bid price in excess of $1 since the Company completed a reverse stock split (through ADS ratio change) on March 25, 2026.

The Company continues to work toward closing the Psyga Transaction within the timeframe presented to the Panel. The completion of the Psyga Transaction remains subject to the satisfaction of certain closing conditions, including shareholder approval and other conditions set forth in the share purchase agreement. There can be no assurance that the Psyga Transaction will be completed by June 30, 2026 or at all, or that the Company will ultimately regain compliance with Nasdaq Rule 5101 during the exception period or maintain compliance with the other Nasdaq continued listing requirements, including timely filing of its annual report on Form 20-F.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether to the Company will be able to negotiate and enter into the definitive agreements with respect to the Transaction, whether all conditions precedent in such definitive agreements will be satisfied, whether the closing of such Transaction will occur and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii) (vii) the Company’s ability to successfully consummate the acquisition of outstanding shares of PsygaBio Ltd, and, if consummated, to successfully manage and integrate Psyga; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band Chief Executive Officer

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